UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

UNIOIL
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

904808 30 0
(CUSIP Number)

John A. Bader, 6000 Curzon Avenue, Fort Worth, Texas 76116 (817) 737-4592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2000
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No. 904808 30 0

                           1)         Names of Reporting Persons
                                       John A. Bader

                                        I.R.S. Identification Nos. of Above Persons (entities only)

                           2)         Check the Appropriate Box if a Member of a Group (See Instructions)
                                        (a)  [  ]
                                        (b)  [  ]

                           3)         SEC Use Only

                           4)         Source of Funds (See Instructions)                                                                                OO

                           5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)        [  ]

                           6)         Citizenship or Place of Organization                                                                          U.S.A.

   Number of       7)          Sole Voting Power                                                                                             1,091,583
 Shares Bene-
     ficially            8)          Shared Voting Power                                                                                            208,629
 Owned by
Each Report-      9)          Sole Dispositive Power                                                                                       1,091,583
 ing Person
      With            10)         Shared Dispositive Power                                                                                      208,629

                         11)       Aggregate Amount Beneficially Owned by Each Reporting Person                         1,300,212

                         12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]

                         13)       Percent of Class Represented by Amount in Row (11)                                                    13.0

                         14)       Type of Reporting Person (See Instructions)                                                             IN; OO

Item 1.          Security and Issuer

          This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Unioil, a Nevada corporation (“Unioil” or the “Issuer”).The street/mailing address of the principal executive offices of the Issuer is 3817 Carson Avenue, P.O. Box 200310, Evans, Colorado 80620.

Item 2.          Identity and Background

          The name of the person filing this statement is John A. Bader. His business address is 6000 Curzon Avenue, Fort Worth, Texas 76116.

          Mr. Bader’s principal occupation is insurance agency owner. Mr. Bader is and was at all relevant times, directly or indirectly, the beneficial owner of more than five percent of the common stock of the Issuer.

          Mr. Bader has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Bader has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Bader is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration

          The numbers of shares of Common Stock owned or controlled by the Reporting Person, Mr. Bader, as stated in Rows 7 – 11 of the facing sheet of this statement represent totals that are the result of separate transactions listed as Transaction Nos. 1 and 2 as follows:

          Transaction No. 1:  By a transaction consummated on March 29, 2000, John A. Bader acquired 10,915,839 shares of Common Stock as part of a debt-for-equity exchange with Joseph Associates of Greeley, Inc. (“JAGI”). Debt-for-equity exchange was effected in early 2000 pursuant to approval granted by the shareholders of Unioil on December 15, 1999. At that time, JAGI had a mortgage and deed of trust which created a first lien on virtually all of Unioil’s assets in the principal amount of approximately $6,000,000 plus accrued interest in the approximate amount of $10,000,000. As a result of the debt-for-equity exchange, JAGI cancelled the principal amount of that debt and forgave the accrued interest. As part of that debt-for-equity exchange, Unioil authorized and issued an additional 90,500,000 shares of Common Stock, as a result of which the total number of shares issued and outstanding as of the date of this transaction, March 29, 2000, became 99,941,657 shares. As a result, Mr. Bader held sole voting power and sole dispositive power over 10.9 percent of the total number of shares issued and outstanding by Unioil at that time.

          Transaction No. 2:  By a transaction consummated on May 17, 2000, the Consumer Medical Benefits Profit Sharing Plan & Trust, of which John A. Bader was Trustee, received 2,086,297 shares of Common Stock as part of the debt-for-equity exchange described in Transaction No. 1 above.  This transaction did not alter the number of shares over which John A. Bader had sole voting power and sole dispositive power. However, the number of shares of which Mr. Bader may be deemed the beneficial owner increased to 13,002,136 shares which represented 13.0 percent for the total number of shares of Common Stock issued and outstanding by Unioil at that time.

          On December 29, 2005, the Common Stock underwent a one-for-ten reverse stock split. As a result, the total number of shares of Common Stock over which John A. Bader had sole voting power and sole dispositive power was reduced to 1,091,583 shares and the total number of shares beneficially owned by Mr. Bader was reduced to 1,300,212 shares. No fractional shares were issued as a result of the reverse stock split. The shares beneficially owned by Mr. Bader as a result of the reverse stock split continued to represent 13.0% of the total number of shares of Common Stock issued and outstanding by Unioil at that time and at the time of the submission of this statement.

Item 4.          Purpose of Transactions

          The transactions described in Item 3 were all made by or caused to be made by Mr. Bader for ordinary investment purposes.

Item 5.          Interest in Securities of the Issuer

          The current interest held by John A. Bader in the securities of the Issuer reflects a one-for-ten reverse stock split of the Common Stock that became effective on December 29, 2005.

          As of the date of this statement, Mr. Bader was the record owner or the beneficial owner, or both, of an aggregate of 1,300,212 shares of Common Stock. Those shares represented approximately 13.0% of the issued and outstanding Common Stock.

          As of such date, Mr. Bader held the sole power to vote and dispose of 1,091,583 shares of Common Stock and, by virtue of being the Trustee of the Consumer Medical Benefits Profit Sharing Plan & Trust, Mr. Bader had voting control over and may be deemed to be a beneficial owner of the remaining 208,629 shares of that stock.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Person, John A. Bader, has entered into a Stock Option Agreement dated March 15, 2006, with D. David Cohen, as optionee. That Agreement provides that the optionee shall have a period of 90 days from the effective date of that Agreement to purchase all of the Common Stock held by Mr. Bader individually and held by the Consumer Medical Benefits Profit Sharing Plan & Trust. Consequently, that Stock Option Agreement covers all of the shares (1,300,212 shares) of Common Stock which are subject to this statement.

Item 7.          Material to Be Filed as Exhibits

          A copy of the Stock Option Agreement by and between John A. Bader individually and as Trustee of the Consumer Medical Benefits Profit Sharing Plan & Trust, as optionors, and D. David Cohen as optionee, dated March 15, 2006, is attached hereto as Exhibit 1.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  ____May 1, 2006______________________

__/s/ John A. Bader__________________________
Signature

John A. Bader, Individually and as Trustee of the
Consumer Medical Benefits Profit Sharing Plan & Trust
Name/Title